news release

ArcelorMittal Increases Offer Price and Lowers Minimum Tender Condition for Baffinland

•	Increased Offer Price of C$1.25 in Cash per Common Share

•	Baffinland Board Authorizes Adoption of New Shareholder Rights Plan

•	Approximately 25% of Baffinland Shares are Locked-Up to the ArcelorMittal Offer

•	Minimum Tender Condition Set at 50% + 1 Common Share

•	Offer Extended to 11:59 p.m. (Toronto time) on 29 December 2010

•	Notice of Variation and Extension Mailed

Luxembourg, 18 December 2010 - ArcelorMittal today announced that it has agreed with Baffinland Iron Mines Corporation (“Baffinland”) to increase its offer (the “Offer”) for all of Baffinland's outstanding common shares (“Common Shares”) and all outstanding common share purchase warrants issued pursuant to a warrant indenture dated 31 January 2007 (the “2007 Warrants”). ArcelorMittal’s Offer has been extended until 11:59 p.m. (Toronto time) on 29 December 2010, unless extended or withdrawn.

The increased Offer price of C$1.25 per Common Share represents a premium of approximately 14% to ArcelorMittal's original Offer.

The all-cash Offer for 100% of Baffinland's Common Shares and 2007 Warrants remains subject to the same conditions as the original Offer mailed to Baffinland securityholders on 13 November 2010, except that it is conditional upon there being deposited under the Offer and not withdrawn at the expiry time of the Offer such number of Baffinland Common Shares that represent at least 50% of the Common Shares (calculated on a fully diluted basis) plus one Common Share (the “Minimum Tender Condition”).

ArcelorMittal and Baffinland have agreed to amend their Support Agreement entered into on 8 November, 2010 to:

•	increase the break fee payable in the circumstances provided for in the Support Agreement from C$11 million to C$15.5 million; and

•	allow ArcelorMittal to waive the Minimum Tender Condition down to 45% without the consent of Baffinland.

Baffinland's board of directors has approved the Offer. In addition, Baffinland has authorized the adoption of a new shareholder rights plan having substantially the same terms as the shareholder rights plan in effect immediately prior to 19 November, 2010, which new shareholder rights plan may not be waived by Baffinland until immediately prior to the time ArcelorMittal is first permitted to take-up securities deposited to the Offer unless ArcelorMittal otherwise requests that it be waived earlier.

Baffinland's non-solicitation covenants and ArcelorMittal's right to match any unsolicited superior proposal under the Support Agreement remain unchanged.

On 13 December 2010 ArcelorMittal announced that no further conditions relating to regulatory approvals were outstanding.

As previously announced, ArcelorMittal has entered into a lock-up agreement with Baffinland's largest shareholder, Resource Capital Funds, pursuant to which it has tendered all of its Common Shares and 2007 Warrants, representing approximately 22.5% of the outstanding Common Shares (on a fully diluted basis), to the Offer. In addition, each of the directors and officers of Baffinland have tendered all Common Shares and 2007 Warrants held by them, representing a further approximately 2.4% of the outstanding Common Shares (on a fully diluted basis), to the Offer pursuant to lock-up agreements with ArcelorMittal.

ArcelorMittal has today mailed a notice of variation and extension of the Offer with respect to the increased Offer to Baffinland securityholders.

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates, including non-cash impairment charges, net financial debt and net debt to EBITDA leverage ratio, statements regarding plans, objectives and expectations with respect to future operations and statements regarding future performance generally. Forward-looking statements may be identified by the words "will," "believe," "expect" or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the "SEC") made or to be made by ArcelorMittal, including ArcelorMittal's Annual Report on Form 20-F for the year ended 31 December, 2009 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.